

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 17, 2015

Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, CA 92037

> **Re: Reven Housing REIT, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed November 24, 2015**
> **File No. 333-196282**

Dear Mr. Carpenter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2015 letter.

Capitalization, page 54

1.   Please revise the number of shares issued and outstanding, as adjusted for consistency with your Pro Forma information.

Plan of Distribution, page 169

2.   We note your response to comment 6. Please revise your disclosure to state how each of Messrs. Carpenter and Meyer meets the requirements of the safe harbor set out in Rule 3a4-1 of the Exchange Act.

3.   We note your disclosure on page 169 that, in connection with your appointment of a selling broker-dealer, you intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as your non-exclusive sales agent in consideration of your payment of commissions of up to 7% on the sale of shares. Please revise to clarify, if true, that the 7% commission is reflected in the price to the public on your cover page.

       You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim at 202-551-7262 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Daniel K. Donahue, Esq.
       Greenberg Traurig, LLP